Exhibit 99.2

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and CEO, (651) 484-4874
Dale H. Johnson, CFO, (651) 484-4874

Angeion Receives Positive Ruling in Insurance Coverage Case

SAINT PAUL, Minnesota (February 27, 2006) — Angeion Corporation (NASDAQ SC: ANGN) announced today, that in an Order dated February 17, 2006, Judge David S. Doty of the United States District Court for the District of Minnesota granted, in large part, Angeion’s motion for summary judgment in the pending lawsuit Medmarc Casualty Insurance Company v. Angeion Corporation, ELA Medical, Inc. and ELA Medical SA.

In summary, the Court ruled that :

•                  The June 2005 settlement between Angeion and ELA Medical under which Angeion agreed to pay ELA $1.4 million to settle the claims arising out of the recall of Angeion’s implantable cardioverter defibrillators (“ICDs”) was reasonable, non-collusive and made in good faith;

•                  Medmarc has a duty to indemnify Angeion for the $1.4 million settlement, plus interest from June 30, 2005;

•                  The Court stated that 32 of the 160 ICDs that were explanted did not meet specified voltage levels to warrant recall and therefore the “device costs” and “ELA expenses” associated with those 32 ICDs were not covered by the policy. The Court stated it could not make a specific determination with respect to that portion, if any, of the $1.4 million settlement that pertains to device costs and ELA expenses with respect to those 32 ICDs. This matter, therefore, remains subject to future determination by the Court or resolution by Angeion and Medmarc.

•                  Angeion is entitled to recover from Medmarc costs and fees in the amount of $49,353.10 incurred in defending ELA’s claims.

In August 25, 2005, the Court had found that Medmarc had a duty to defend Angeion and had breached that duty.

On June 30, 2005, Angeion had entered into settlement agreements with ELA Medical, Inc. and ELA Medical S.A.S. (together “ELA”) that ended the legal dispute and lawsuit by ELA against Angeion and resolved all litigation and other issues between Angeion and ELA related to recall of the ICDs and reimbursement of expenses incurred by ELA. Under the terms of the settlement agreement and release regarding LYRA ICDs, ELA agreed to settle its $2.0 million plus cross-claim against Angeion in return for an Offer of Judgment on ELA’s cross-claim in favor of ELA and against Angeion in the amount of $1.4 million. The judgment was subsequently entered by the Court and has been satisfied by Angeion.

“We are pleased that the Judge’s Order affirms our position that the settlement was reasonable, non-collusive and made in good faith,” stated Rodney A. Young, Angeion’s President and Chief Executive Officer. Mr. Young added “Although the Court’s Order has left a few matters open, we believe that issuance of this Order validates Angeion’s actions and we hope this matter can be resolved in the near future. In connection with the matter, Angeion also intends to ask the Court to require Medmarc to reimburse Angeion for its legal expenses incurred in connection with defending the action brought by Medmarc and establishing the duty to defend and the duty to indemnify.”  Mr. Young also noted that Angeion believed its existing accounting accruals for discontinued operations are consistent with the Court’s opinion and that no adjustments would be required at this time.

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999. Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health. The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies. These products, marketed under the New Leaf Health and Fitness brand (www.newleaffitness.com), help consumers effectively manage their weight and improve their fitness. They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities. For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements by their nature involve substantial risks and uncertainties. Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including its ability to develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully introduce its New Leaf Health & Fitness products, (iii) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics and New Leaf products and claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to successfully resolve all issues in connection with the lawsuit regarding its product liability insurance coverage; (v) the Company’s ability to protect its intellectual property, and (vi) the Company’s dependence on third-party vendors. Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2005, and subsequently filed reports.

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